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                                                                     EXHIBIT 3.1


                           THIRD AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                                   TUCOWS INC.


     The text of the Second Amended and Restated Articles of Incorporation is hereby amended and restated to read herein as set forth in full:

     ARTICLE 1. The name of the corporation is Tucows Inc.

     ARTICLE 2. The registered office of the corporation shall be 590 North Gulph Road, King of Prussia, Pennsylvania 19406.

     ARTICLE 3. A. The aggregate number of shares which the corporation shall have authority to issue is as follows: 251,250,000 shares, divided into (i) 250,000,000 shares of Common Stock, no par value and (iv) 1,250,000 shares of preferred stock.

     B. AUTHORITY OF BOARD TO FIX TERMS OF PREFERRED SHARES. The Preferred Stock authorized by these Second Amended and Restated Articles of Incorporation may be issued from time to time in one or more series. The Board of Directors of the corporation shall have the full authority permitted by law to establish one or more series and the number of shares constituting each such series and to fix by resolution full, limited, fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any series of the Preferred Stock that may be desired, subject to the limitation that no shares of Preferred Stock may have more than one vote per share with respect to any matter on which shares of Preferred Stock vote together with the corporation's Common Stock. Subject to the limitation on the total number of shares of Preferred Stock which the corporation has authority to issue hereunder, the Board of Directors is also authorized to increase or decrease the number of shares of any series, subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

     C. VOTING RIGHTS OF COMMON STOCK. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, every holder of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in such holder's name.

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     D. CUMULATIVE VOTING. Shareholders of the corporation shall not have the right to cumulate their votes with respect to the election of directors.

     ARTICLE 4. The purpose or purposes of the corporation are: to have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Pennsylvania Business Corporation Law of 1988, as amended, including, without limitation thereto, the manufacture, purchase and sale of goods, wares and merchandise of every class and description.

     ARTICLE 5. Subchapters E (Sections 2541 - 2548), G (Sections 2561 - 2568), H (Sections 2571 - 2576) and Section 2538 of Subchapter D, all of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, shall not be applicable to the corporation.

     ARTICLE 6. Subchapter F (Sections 2551 - 2556) of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended, shall be applicable to the corporation.

     ARTICLE 7. The term of the corporation's existence is perpetual.